QUARTERLY REPORT
for the period ended 31 March 2008

HIGHLIGHTS

•	Farmed out part of the Baxter Shale play to Devon Energy.

•	Completed the drilling of State GC #2 and intersected net pay in primary target with possible pay in secondary target.

•	Sabretooth Prospect in Brazoria County, Texas due to spud early May, 2008.

•	Harstad 15-1H well successfully fracture stimulated and is currently producing an average of 120 barrels of oil per day.

•	Severe weather conditions in Wyoming in February and March curtailed production on Lookout Wash Gas Field, however production in April is back in line with expectations.

DRILLING PROGRAMME 2008

Sabretooth
Samson 12.5% Working Interest
The Sabretooth prospect is anticipated to spud in May 2008 and consists of a deep Vicksburg sand test located on shore in the Gulf Coast producing region of Texas. This prospect is controlled by 3D seismic and offsets a recent 10 BCFE discovery of analogous 3D seismic nature. Contingent reserve estimates indicate 25 BCFE potential and an expected initial rate of 5 mmscf/d. Samson will hold a 12.5% working interest in this project.

State GC Oil and Gas Field Extension
Samson 37% Working Interest
A follow up well targeting the Lower Leonard Formation which produces from the State GC #1 well has been cased for completion with net pay in the primary target exceeding expectations, and significant thickness of possible pay logged in a secondary objective.

North Stockyard Project
Samson 34.5% Working Interest
The fracture stimulation of the Harstad 15-1H has been completed and initial rates where recorded at around 300 BOPD. The production rate has stabilized at around 120 BOPD.

Rock Springs West Project, Baxter Shale
Samson 78% Working Interest
Reprocessing of the existing 3D grid within the Baxter shale is being carried out in order to better understand the natural fracturing systems and how they are imaged with 3D seismic. Additional processing was undertaken to determine the extent both vertically and horizontally of over pressuring and this analytical work has determined that the planned fracture stimulation of the Greens Canyon 29-2 well is within an overpressure cell.

The stimulation of the Baxter Shale is planned in the existing GC29-2 well as a low cost method of testing the Baxter Shale viability in the Green’s Canyon area.

Jonah Field
Samson 21% Working Interest
The two additional developments wells that were being planned by the operator Forrest Oil Corporation for the summer of 2008 have been deferred by the operator due to a pending sale of Forest’s Rocky Mountain portfolio.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

PROJECTS

Green River Basin – Wyoming, USA
The Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional tight gas reservoirs and an emerging shale gas play located within the Baxter Shale. Samson holds a total of 40,000 net acres within this region.

Rock Springs West Project – Wyoming, USA
Samson 78% Working Interest
Samson holds 6,400 acres in the southern part of this project and has executed an Exploration Agreement with Devon Energy Production Company. The agreement covers these leases which are located on the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale. Since that time there has been significant development of the Baxter Shale in the Vermillion region 40 miles east of Samson’s acreage, where our competitors have expended significant funds that have resulted in flows of up to 9 mmcfpd from the Baxter Shale.

The Exploration Agreement envisages that a 3D seismic grid will be acquired in an effort to define an exploratory program. Devon will operate the seismic acquisition and any subsequent exploratory program. Samson anticipates that the seismic acquisition will be undertaken in the summer of 2008. Samson will hold a 50% interest in the leasehold block unless Samson permits a third party to complete the second farm-in well in the Greens Canyon area and earn an 18% equity stake in Samson’s leases. In that circumstance, Samson would retain a 32% equity interest in these leases.

The acquisition of 3D seismic is a necessary first step in the evaluation process such that naturally occurring fractures systems can be identified before drilling. This appears to be one of several technical keys to the successful flow rates seen to date in the Vermillion region.

In the Greens Canyon area seismic processing aimed at determining the extent both vertically and aerially of over pressuring has been completed. Over pressuring of the Baxter Shale section is considered to be an important ingredient in the successful completion of this zone. Over pressuring has been clearly indicated and appears to be associated with a sand rich facies within the Baxter Shale, the Airport Sandstone. Experience by competitors in this play within the Basin indicates that the Airport Sandstone provides an effective conduit for gas production. In the Greens Canyon area the Airport Sandstone lies within the over pressured zone.

Fracture identification analysis has been completed and has determined a number of areas within the Greens Canyon 3D seismic area which contain fracture systems.

Stimulation of the Baxter Shale is planned in the existing GC29-2 well as a low cost method of testing the Baxter Shale viability in the Green’s Canyon area.

State GC Oil and Gas Field – New Mexico, USA
Samson 27% Working Interest
The State GC oil and gas field located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has one well that has produced 460,000 barrels (bbls) of oil and 0.7 BCF of gas.

The State GC #2 well has been drilled as an extension to his field and logging data has identified three hydrocarbon bearing zones within the targeted Lower Leonard Formation. These zones total 36 feet of net pay which compares very favorably to the offsetting State GC#1 well, where the net pay count is approximately half this intersection.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

The three zones and the associated oil and gas shows that were recorded whilst drilling are as follows:

Upper Zone 11,242 to 11,302 feet
▪	16 feet of net pay,
▪	drilling diagnostics; 4,200 units of gas, bright yellow fluorescence and a mud cut from 9.7 ppg to 9.5 ppg

Middle Zone 11,348 to 11,394 feet
▪	12 feet of net pay,
▪	drilling diagnostics; 5,300 units of gas, moderately bright yellow fluorescence, mud cut 9.7 ppg to 9.5 ppg

Lower Zone 11,456 to 11,470 feet
▪	8 feet of net pay
▪	drilling diagnostics; 3,700 units of gas, bright yellow fluorescence mud cut 9.7 ppg to 9.5 ppg.

Based on these results the State GC #2 well has been cased to total depth, and completion operations are planned to commence on Wednesday April 30, and are expected to take approximately one week.

The initial completion will concentrate on the Lower Leonard Formation, which was the primary target zone for the well, and 51 feet of perforations will be made over the lower zone between 11,347 and 11,470 feet. This zone will be acidised, swab tested and, if necessary, an acid fracture stimulation undertaken. A bridge plug will be set above this zone and 52 feet of perforations made over the interval 11,162 and 11,304 feet, the zone acidised, swab tested and acid fracture stimulated if necessary. The bridge plug will then be retrieved and the well placed on production.

Discussions within the joint venture are ongoing in terms of when and in what manner the possible pay zones in the Bone Spring would be evaluated. It is possible that a zone between 9,986 feet and 10,026 feet will be included in this completion.

Whilst drilling the overlying Bone Spring Formation, oil was recorded on the mud pits however no mud log data was recorded as mud logging was only undertaken in the primary objective. However because of this oil show, logs were undertaken over the entire open hole section to evaluate any further oil productive zones. The log analysis indicates numerous individual possible pay zones which total 190 feet, and should add to the productive capacity of this well.

The Bone Spring Formation is productive in the region, with 70 million barrels having been produced from 16 individual fields. The State GC#2 well was situated just to the south east of the existing limit of this productive area. Knowledge of this zone was limited because when the State GC #1 was drilled the interval was not logged. The State GC #2 well is located on a prominent plunging nose and given that the regional geology for the unit creates a zero edge in the up plunge direction it would appear that this well has intersected a trap at this level.

The State GC#2 well has lead to two additional opportunities. In the immediately adjacent Section to the north of State GC#2 a re-entry of an existing well bore has been offered to Samson to access an amplitude anomaly similar to the one associated with State GC#2. Samson would have a 27% equity in this opportunity.

In addition the area associated with the State GC #1 well has not been evaluated within the Bone Spring interval and therefore affords a drilling opportunity at that level based on the positive results seen in State GC#2.

Sabretooth
Samson 12.5% Working Interest
The Sabretooth prospect is a very exciting exploratory opportunity that is located in Brazoria County, Texas - onshore Gulf Coast Basin and represents a structural trap which is supported by 3D seismic grid which indicates various direct hydrocarbon indications, including amplitude and Amplitude Variations with Offset (AVO). AVO is an analysis tool designed to analyze pre-stack seismic records for the purpose of  recognizing  hydrocarbon saturated  reservoir rocks.  In the case of Sabretooth, we see an increasing amplitude with offset (class III anomaly) which typically characterizes a gas filled reservoir in the Gulf Coast.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

Sabretooth prospect is an offset to the successful Griffith #1 well 1.6 km (1 mile) to the northeast. This well has proven reserves of 10 BCFE and is currently producing 5 mmscfd. This well found 100’ of gross pay, 68’ of net pay and had an initial reservoir pressure of 9,300 psig. This producing well exhibits the same amplitude, AVO, and angle gather seismic characteristics found in the Sabretooth prospect.

The target sand of the Griffith #1 well and the Sabretooth prospect is the Text 2 Sand found in the larger Vicksburg sand series. The target depth is 14,000’ tvd and the well path will be directional with a 3,500’ total lateral deviation with two strings of intermediate pipe. The gross dry hole costs will be US$5.9MM with gross completed wells costs estimated to be US$7.5MM. The objective reservoir is expected to be overpressured with initial pressure of 9,000 psig and is projected to be depletion drive in nature. Calculated mean reserves are 10 BCFE. Upside potential (P10 reserves) are 22 BCFE.

In summary this prospect offers Samson several attractive characteristics:

1)	This opportunity is outside Samson’s focus area however represents a very nice opportunity to develop a gas reserve which is conventional, that is it is not tight gas.

2)	It is technically robust.

3)	Opportunistic, in that it has come to Samson via prior associations and intimate local knowledge.

4)
It will give Samson additional diversity in terms of gas pricing, the 2007 summer gas prices in the Rockies with huge differentials have lead to a significant drop in revenue, and whilst this has been corrected with the completion of the Rocky Mountains Express pipeline, it never the less points to a requirement to have a source of gas which is diverse.

Lookout Wash Field – Wyoming, USA
Samson 18.2% Working Interest
The Lookout Wash Field is located in the Washakie Basin which is part of the Greater Green River Basin and currently produces from 20 wells.

This field produces principally from The Almond Bar, which is a stratigraphically bound trap. Recent geologic mapping has suggested that this unit will be developed as a thick porous reservoir to the west of the existing well development.

Lookout Wash Field did not perform in line with expected capacity due to several operational problems in February and March. Initially there were some mechanical problems with the third party gathering company’s compression system which were not able to be rectified because service personnel could not reach the facility due to snow drifts. This resulted in pipeline freezing and which also had delays being rectified due to adverse weather conditions. Production operations have however returned to normal in April.

North Stockyard Project – North Dakota, USA
Samson 34.5% Working Interest
Samson has a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field located in the Williston Basin in North Dakota.

During the quarter, a fracture stimulation was completed to increase the oil rate to around 148 BOPD.

This result gives the opportunity of drilling of two additional proved undeveloped locations at the foot of the North Harstad #1, well which recorded excellent oil shows when the well reached total depth. Based on the knowledge gained from this well, the subsequent wells will be designed such that the entire horizontal length of the well bore can be stimulated through the use of mechanical packers which will serve to more effectively divert the stimulation fluid such that multiple fractures can be propagated.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

Jonah Field – Wyoming, USA
Samson 21% Working Interest
Approval has been granted to develop this part of the Jonah Field to 10 acres, hence five Proved Undeveloped locations (PUD’s) have been identified in the central part of the field.

The operator had previously advised Samson that it intended to drill two of these locations during the 2Q of 2008. Recently however the operator advised that it was intending to divest part of its Rocky Mountain portfolio including its interest in the Jonah Field and therefore no longer intended to drill the wells. Samson has the right to propose and drill these wells and is investigating whether the existing permits to drill can be transferred to a new operator. It is expected that this is the case and therefore the proposed drilling program may proceed on this basis depending on the balance of the Joint Venture.

The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA having produced in excess of 1.0 trillion cubic feet of gas since commencing production in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

The field produces from a series of stacked reservoirs within the Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Stage Coach East – Wyoming, USA
Samson 100% Working Interest
In late 2007 The Stage Coach well was drilled and fracture stimulated. Initial results were not positive, so the well was shut in over the winter and will be flow tested during the first week of May.

Amber Field SE – Oklahoma, USA
Samson 37.5% & 32.5% Working Interests
The SE Amber Gas Field in Grady County, Oklahoma was discovered in 1970 and covers an area of approximately 6,000 acres. The field has been in continuous production and development since its discovery and has produced in excess of 73 BCF of gas. Samson has an interest in 1,280 acres with 9 wells producing 3,700mcf daily (884 mcfd net to Samson). These are long-lived reserves with the original 1970 well showing a 55 year production life.

Hawk Springs Project – Wyoming, USA
Samson 50% Working Interest
A farmin offer has been received to drill a well to evaluate the “J Sand” in Samson’s holding in the northern Denver Julesburg Basin. The “J” sand is one of the primary objectives in the basin.

The offer is currently being considered and negotiations are being undertaken with the farminee.

South Goose Lake Prospect – Williston Basin, Montana, USA
Samson 25% Working Interest (18.375% NRI)
Following the unsuccessful drilling of the Lagerquist #1-19 well a review of the results of this well and the implications for the balance of the acreage is underway, which will determine the forward strategy.

PRODUCTION
March Quarterly Production and Cashflow:

	GAS A$	GAS Mcf	OIL A$	OIL Bbls	TOTAL A$
December 2007 Quarter	1,168,903	214,516	560,424	7,023	1,729,327
March 2008 Quarter	1,415,479	177,325	661,689	7,517	2,077,169
In some cases revenue is yet to be received and is therefore an estimate
*Exchange Rate Dec Qtr AUD: USD 0.89
** Exchange Rate Mar Qtr AUD: USD 0.90

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

Average commodity prices:
	GAS US$	OIL US$
December 2007 Quarter	$4.84	$71.02
March 2008 Quarter	$7.18	$79.21

Gas prices in the Rockies Region have returned to stronger levels in the March quarter due to the winter heating season and the start up of the eastern part of the Rocky Mountain Express which transports gas from the region into the east coast of the USA. The capacity of the pipeline is such that the Rockies gas markets should reflect national prices rather than trading at a deep discount.

Gas production in the March Quarter was down because the Lookout Wash Field experienced extreme weather conditions during the winter months and production in this field was affected by compression failures which could not be rectified because of the lack of access, due to 15 foot snow drifts, which in turn caused gathering lines and metering facilities to freeze.

OTHER ACTIVITIES

Interests in Listed Companies
Samson holds shares in a number of listed companies. These investments will continue to be realised during the coming quarters.

FINANCIAL

Convertible Note Facility
The Convertible note facility that is in place is denominated in US$ and the amount outstanding is US$20 million. The A$ equivalent is calculated with reference to the spot AUD:USD foreign currency conversion rate applicable at the end of the quarter. The table below shows the applicable foreign currency exchange rates and the A$ equivalent as reported in the current and previous quarterly.

Date	USD Balance	Spot Rate (AUD:USD)	AUD Equivalent
December 31, 2007	20,000,000	87.67	22,812,820
March 31, 2008	20,000,000	91.78	21,791,240

Cash and Current Investments
The Company’s cash and current investments at 31 March 2008 were as follows:

		A$
Cash at bank and on deposit	:	1,794,622
Current investments - Shares in listed companies valued at market	:	473,875
Total		2,268,497

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

For further information please contact
Denis Rakich, Company Secretary, on 08 9220 9882

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

TERRY BARR
Managing Director

30 April 2008

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity
Samson Oil & Gas Limited
ABN	Quarter ended (“current quarter”)
25 009 069 005	31 March 2008

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter A$’000		Year to date (nine months) A$’000
1.1	Receipts from product sales and related debtors	1,782		5,457
1.2	Payments for (a) exploration and evaluation (b) development (c) production (d) administration	- (1,156 (315 (848	) ) )	(127 (3,651 (1,556 (3,031	) ) ) )
1.3	Dividends received	-		-
1.4	Interest and other items of a similar nature received	11		30
1.5	Interest and other costs of finance paid	(534)		(1,621)
1.6	Income taxes paid	-		-
1.7	Other (provide details if material)	(658)		(534)
	Cash received from fixed forward gas swap	(142)		830
	Accounting fees - relating to audit for the year ending 30 June 2007 and review of SEC registration documents	-		(1,000)
	Net Operating Cash Flows	(1,860)		(5,203)
	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects (b) equity investments (c) other fixed assets	- (94) -		- (144 (25	) )
1.9	Proceeds from sale of: (a) prospects (b) equity investments (c) other fixed assets	- - -		- - -

1.10	Loans to other entities	-		-
1.11	Loans repaid by other entities	-		-
1.12	Other (provide details if material)	-		-
	Net investing cash flows			(169)
1.13	Total operating and investing cash flows (carried forward)	(1,954)		(5,372)
1.13	Total operating and investing cash flows (brought forward)	(1,954)		(5,372)
	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	-		3,379
1.15	Proceeds from sale of forfeited shares	-		-
1.16	Proceeds from borrowings	-		-
1.17	Repayment of borrowings	-		-
1.18	Dividends paid	-		-
1.19	Other (costs associated with issue of shares)	-		(10)
	Net financing cash flows	-		3,369
	Net increase (decrease) in cash held	(1,954)		(2,003)
1.20	Cash at beginning of quarter/year to date	3,919		3,986
1.21	Exchange rate adjustments to item 1.20	(171)		(189)
1.22	Cash at end of quarter	1,794		1,794

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter A$'000
1.23	Aggregate amount of payments to the parties included in item 1.2	142,500
1.24	Aggregate amount of loans to the parties included in item 1.10	-
1.25	Explanation necessary for an understanding of the transactions
	Monies paid to Directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available
Add notes as necessary for an understanding of the position.
		Amount available A$’000	Amount used A$’000
3.1	Loan facilities	21,791	21,791
3.2	Credit standbyarrangements	-	-
	Loan from Macquarie Bank Limited denominated in USD

Estimated cash outflows for next quarter
		A$’000
4.1	Exploration and evaluation	50
4.2	Development	1,275
	Total	1,325

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter A$’000	Previous quarter A$’000
5.1	Cash on hand and at bank	710	1,149
5.2	Deposits at call	1,084	2,770
5.3	Bank overdraft
5.4	Other (provide details)
	Total: cash at end of quarter (item 1.22)	1,794	3,919

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

 SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed

6.2	Interests in mining tenements acquired or increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	209,094,216	209,094,216
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities(description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options(description and conversion factor)	10,216,688 8,500,000 9,000,000 11,000,000 3,121,650 3,000,000 7,379,077	- - - - - - -	Exercise price 25c 45c 42c 45c 30c	Expiry date 31.12.2009 31.05.2011 31.05.2009 31.10.2009 10.10.2012
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	Debentures (totals only)
7.12	Unsecured notes(totals only)

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
March 2008 Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 30 April 2008
Company Secretary

Print name:  Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

 ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN